                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K


                                   (Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Fiscal Year Ended June 30, 2002

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

               For the Transition Period from ________ to ________


                         Commission File Number 1-11373


           Cardinal Health Profit Sharing, Retirement and Savings Plan
           -----------------------------------------------------------
                            (Full Title of the Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN


Index to Financial Statements
-----------------------------------------------------------------------------



Reports of Independent Auditors...................................          3

Audited Financial Statements:

    Statements of Assets Available for Benefits as of
        June 30, 2002 and 2001....................................          5

    Statement of Changes in Assets Available for Benefits for the
        Year Ended June 30, 2002..................................          6

    Notes to Financial Statements.................................          7

Supplemental Schedule:

    Schedule of Assets (Held at End of Year)......................         12

Signature.........................................................         13

Exhibits:

    Exhibit 23.01 - Consent of Independent Auditors

    Exhibit 23.02 - Information Regarding Consent of Arthur Andersen LLP

                         Report of Independent Auditors


To the Plan Committee of
   Cardinal Health Profit Sharing, Retirement and Savings Plan:

We have audited the accompanying statement of assets available for benefits of Cardinal Health Profit Sharing, Retirement and Savings Plan as of June 30, 2002, and the related statement of changes in assets available for benefits for the year ended June 30, 2002. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 2002, and the changes in its assets available for benefits for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP
Columbus, Ohio
December 6, 2002

                    Report of Independent Public Accountants


To the Plan Committee of
   CARDINAL HEALTH
   PROFIT SHARING, RETIREMENT AND SAVINGS PLAN:


We have audited the accompanying statements of assets available for plan benefits of the CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN (the
Plan) as of June 30, 2001 and 2000, and the related statement of changes in assets available for plan benefits for the year ended June 30, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of June 30, 2001 and 2000, and the changes in assets available for plan benefits for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio
December 14, 2001


NOTE: THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP ("ANDERSEN") IN CONNECTION WITH THE CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN FORM 11-K FILING FOR THE FISCAL YEAR ENDED JUNE 30, 2001. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2002. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT 23.02 FOR FURTHER DISCUSSION.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                   Statements of Assets Available for Benefits
                          As of June 30, 2002 and 2001


                                                         JUNE 30,
                                          --------------------------------------
                                               2002                    2001
                                          --------------          --------------
ASSETS:
    Investments                           $1,093,339,112          $1,144,796,859

    Cash                                         450,599               2,645,832

    Receivables:
      Employer                                43,991,170              32,347,992
      Participant                              2,569,562               1,282,085
                                          --------------          --------------
    Total receivables                         46,560,732              33,630,077
                                          --------------          --------------

Assets available for benefits             $1,140,350,443          $1,181,072,768
                                          ==============          ==============


                            See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
              Statement of Changes in Assets Available for Benefits
                        For the year ended June 30, 2002


ADDITIONS:
      Contributions:
          Employer                                                                       $    64,647,348
          Participant                                                                         69,647,671
                                                                                         ---------------
      Total contributions                                                                    134,295,019

      Assets transferred from other qualified plans                                           15,732,561
      Investment income                                                                        7,666,800
                                                                                         ---------------
          Total additions                                                                    157,694,380

DEDUCTIONS:
      Distributions to participants                                                           78,311,400
      Net realized and unrealized depreciation in the fair value of investments               78,468,505
      Plan's interest in Master Trust net investment loss                                     31,542,560
      Assets transferred to another qualified plan                                             9,591,476
      Administrative expenses                                                                    502,764
                                                                                         ---------------
          Total deductions                                                                   198,416,705

Net decrease in assets                                                                       (40,722,325)

Assets available for benefits, beginning of year                                           1,181,072,768
                                                                                         ---------------

Assets available for benefits, end of year                                               $ 1,140,350,443
                                                                                         ===============


                            See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                          Notes to Financial Statements
                                  June 30, 2002



1.       DESCRIPTION OF PLAN

GENERAL

The Cardinal Health Profit Sharing, Retirement and Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) and certain of its subsidiaries not covered by a collective bargaining agreement who have completed one month of service, as defined. This description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective January 1, 2001, Cardinal Health, Inc. established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans.

Effective June 30, 2002, the Plan was amended to change the Plan year to the calendar year, with a short Plan year of July 1, 2002 to December 31, 2002.

CONTRIBUTIONS

Participants may contribute 1% to 20% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching contributions are invested as directed by participants. Contributions are subject to certain limitations.

FORFEITURES

Non-vested account balances are generally forfeited upon termination. Such forfeited amounts are used to reduce future Company contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. All amounts in participant accounts are participant-directed.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                                  June 30, 2002


VESTING

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. Common Stock, which is exposed to various risks, such as interest rate and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                                  June 30, 2002



term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.       INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of June 30, 2002 and 2001 are as follows:

                                                  2002                2001
                                              -------------       -------------
Plan's Interest in Master Trust               $ 511,372,001       $ 521,226,049
Cardinal Health, Inc. Common Stock              342,003,616         400,754,986
Putnam Investors Fund                            51,946,893          68,249,444
Dodge & Cox Stock Fund                           73,222,530          40,874,876


           Cardinal Health Profit Sharing, Retirement and Savings Plan

                                  June 30, 2002



4.       ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment loss presented in the statement of changes in assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS
AS OF JUNE 30, 2002 AND 2001:

                                             2002                  2001
                                         ------------          ------------
Investments at fair value:
     Mutual funds                        $149,937,923          $160,986,057
     Common, Collective Trusts            370,893,945           374,001,925
                                         ------------          ------------
              Total investments          $520,831,868          $534,987,982
                                         ============          ============

The Plan's share in the Master Trust was 98.2% ($511,372,001) and 97.4% ($521,226,049) at June 30, 2002 and 2001, respectively.

MASTER TRUST
INVESTMENT INCOME (LOSS)
FOR THE YEAR ENDED JUNE 30, 2002:

Dividend and interest income                            $ 12,793,471
Net depreciation in fair value of investments:
     Mutual funds                                        (16,930,075)
     Common, Collective Trusts                           (27,974,582)
                                                        ------------
              Total investment loss                     $(32,111,186)
                                                        ============

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                                  June 30, 2002



5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.       PLAN MERGERS

Effective July 1, 2001, September 1, 2001, December 1, 2001 and May 1, 2002, respectively, the assets of the International Processing Corp. 401(k) Plan, the American Threshold Industries, Inc. 401(k) Profit Sharing Plan, the Cardinal Health, Inc. Frozen Retirement Plan and the Premier Pharmacy Services, P.C. 401(k) Plan were merged into the Plan. Assets of approximately $475,000, $1,083,000, $14,051,000 and $124,000 were transferred into the Plan from the International Processing Corp. 401(k) Plan, the American Threshold Industries, Inc. 401(k) Profit Sharing Plan, the Cardinal Health, Inc. Frozen Retirement Plan and the Premier Pharmacy Services, P.C. 401(k) Plan, respectively as a result of these mergers.

7.       ASSET TRANSFER

Effective June 30, 2002, assets for all participants employed by Pharmacists:
PRN were transferred to another qualified Company-sponsored plan, resulting in the transfer of assets of approximately $9,591,000 from the Plan.

8.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                    Schedule of Assets (Held At End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                              As of June 30, 2002


                               DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUE, BORROWER,     MATURITY DATE, RATE OF INTEREST,
  LESSOR, OR SIMILAR PARTY            MATURITY OR PAR VALUE           CURRENT VALUE
-----------------------------------------------------------------------------------
COMMON STOCK
*Cardinal Health, Inc. Stock             5,569,184 shares              $342,003,616

MUTUAL FUNDS
Dodge & Cox Stock Fund                     746,407 shares                73,222,530
PIMCO Total Return Fund                  2,510,836 shares                26,690,187
Liberty Acorn USA Fund                   2,405,515 shares                40,268,324
* Putnam Investors Fund                  5,268,448 shares                51,946,893
* Putnam Vista Fund                      1,293,718 shares                 9,275,957

LOANS
Loans to participants                                                    38,559,604
                                                                       ------------

Total                                                                  $581,967,111
                                                                       ============

*  Denotes party-in-interest.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      CARDINAL HEALTH
                                      PROFIT SHARING, RETIREMENT
                                      AND SAVINGS PLAN


Date:  December 19, 2002              /s/ Richard J. Miller
                                      ----------------------------------------
                                      Richard J. Miller, Plan Committee Member